

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

<u>Via E-mail</u>
Michael Burkland
Chief Executive Officer
Five9, Inc.
Bishop Ranch 8
4000 Executive Parkway, Suite 400
San Ramon, CA 94583

> **Re:** **Five9, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 6, 2013**
> **CIK No. 0001288847**

Dear Mr. Burkland:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to

process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

4.   Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

- you facilitate over three billion interactions between your 1,900 clients and their customers (page 1);

- you are a pioneer and leading provider of cloud software for contact centers (page 1);

- the market for your solution is approximately $22 billion worldwide (page 2); and

- your belief that organizations refresh their on-premises contact centers every 8-10 years (page 2).

Prospectus Summary

Overview, page 1

5.   Please revise to define "dollar-based retention rate" in this section rather than in the risk factors discussion on page 13.

6.   We note the risk factor disclosure on page 34 discussing the concentration of ownership of your common stock among your directors, executive officers and significant stockholders. Please add disclosure in the summary that such parties will continue to have substantial control over the company following the offering and disclose their percentage of voting power.

The Offering, page 6

7.   Your disclosure indicates that you may effect a reverse split of your common stock prior to the effectiveness of the registration statement. If you do so, please confirm that you

will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4(C).

Risk Factors

Risks Related to Our Business and Industry

If our Dollar-Based Retention Rate declines…, page 13

8.   We note your disclosure that your clients may adjust the number of agent seats with 30 days' notice. Please tell us under what circumstances your clients may terminate their contracts with you, whether with or without cause. Please tell us what consideration you gave to including a separate risk factor to highlight this point.

We may not be able to secure additional financing…, page 22

9.   We note that you have fully drawn upon your line of credit in connection with the acquisition of SoCoCare. Please tell us what consideration you gave to including discussion in this risk factor of how this will impact your ability to obtain additional financing to fund your operations. In this regard, we note your substantial monthly debt obligations and that your tangible assets secure the loan and security agreement.

Risks Related to Regulatory Matters

We are subject to assessments for unpaid Universal Service Fund contributions…, page 28

10.   Please expand the discussion in this risk factor to quantify the potential liability for the disputed period from 2003-2007 described on page F-28.

Market and Industry Data, page 36

11.   With respect to the third-party statements in your prospectus published by Gartner, Inc., please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports or other publications were commissioned for you or for use in the offering.

Use of Proceeds, page 37

12.   You disclose that you will use the net proceeds from the offering for "general corporate purposes, including working capital, operating expenses and capital expenditures." Please revise to provide more details regarding what constitutes "general corporate

purposes, including working capital, operating expenses and capital expenditures." In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on page 76 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

13.   Please revise to include a more detailed discussion of the uncertainties facing your business. In this regard, we note the pending USAC matter, NobelBiz, Inc. patent litigation and your substantial levels of debt. We refer you to Section III.B.3 of SEC Release No. 33-8350.

Key Operating and Financial Performance Metrics, page 46

14.   Please revise to disclose the number of clients and number of agent seats under subscription for each period presented. You should also revise to disclose the number of minutes resold to your clients and the average usage rates for each period presented. This appears to be important information necessary to understanding and evaluating your results of operations since you generate substantially all of your revenue from subscriptions and telephony usage. In addition, a discussion of any trends or uncertainties would also appear to be important information to the users of your financial statements. We refer you to Section III.B.1 of SEC Release No. 33-8350.

Key Components of Our Results of Operations, page 47

15.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on page 52 that revenue increased by $20.6 million, or 48%, for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to a 32% increase in the number of clients from December 31, 2011 to December 31, 2012, combined with an increase in your Dollar-Based Retention Rate. Please revise to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. We refer you to Section III.D of SEC Release No. 33-6835.

16.   Please tell us the percentage of revenue generated by the sale of domestic and international minutes for each period presented.

Liquidity and Capital Resources, page 57

17.   We note that you believe your cash and cash equivalents, together with the $12.5 million
        drawn balance under your revolving line of credit as well as the anticipated proceeds
        from this offering will be sufficient to meet your working capital and capital expenditure
        needs over at least the next 12 months. Please revise to disclose the minimum period of
        time that you will be able to conduct planned operations using only currently available
        capital resources without regard to the proceeds you expect to receive from the offering.
        We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a)
        of Regulation S-K for additional guidance.

18.   Your discussion of cash flows from operating activities appears to be a recitation of the
        changes in line items and other information evident from your financial statements.
        Please revise your disclosures to focus on the primary drivers of and other material
        factors necessary to an understanding of your underlying cash flows and the indicative
        value of historical cash flows. As an example, please consider revising to disclose the
        day's sales outstanding at each balance sheet date and the impact it has on your cash
        flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Critical Accounting Policies

Common Stock Valuations, page 63

19.   Please revise your disclosures to describe in more detail the factors you considered in
        determining your selection of comparable companies. In this respect, you should further
        explain how you considered industry similarity, financial risk, company size, geographic
        diversification, growth and profitability. As part of your response, clarify your
        disclosures on page 64 that indicate you generally use the same group of peer companies
        for all of your market comparable approaches. In this respect, tell us whether the same
        set of comparable companies are used in all the relevant valuation estimates, including
        inputs to stock options, common stock and discount rates.

20.   Please continue to provide us with updates to the requested information and provide
        updated disclosure for all equity related transactions subsequent to this request through
        the effective date of the registration statement.

21.   For any options granted or other share-based issuances or modifications subsequent to the
        most recent balance sheet date presented in the registration statement, if material, please
        revise your disclosure to include the expected impact the additional grants will have on
        your financial statements. We refer you to ASC 260-10-50-2.

Principal Stockholders, page 109

22.   Footnotes 9, 10, 13, 14 and 15 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Deferred Offering Costs, page F-12

23.   Describe the nature of the accounting and legal fees being deferred as offering costs. Describe how these fees are related to the offering cost in contrast to recurring audit and legal fees. We refer you to SAB Topic 5(A).

Note 5. Long-Term Debt

Promissory Note, page F-16

24.   Please tell us whether the USAC promissory note contains any conversion features or restrictive covenants.

Note 6. Stockholders' Deficit

Stock Option Plans, page F-20

25.   Please revise to disclose the weighted-average grant-date fair value of options granted during the year. We refer you to ASC 718-10-50-2.

Note 8. Income Taxes, page F-25

26.   We note that you consider all undistributed earnings of your foreign subsidiaries to be indefinitely reinvested. Please revise to disclose the amount of the undistributed earnings and the unrecognized deferred tax liability related to the undistributed earnings. We refer you to ASC 740-30-50-2.

Note 9. Commitments and Contingencies

Universal Services Fund Liability, page F-28

27.   We note that you incurred expenses related to your USF obligation of approximately $3.0 million during the nine months ended September 30, 2013, which was recorded as a charge to cost of revenue. Please tell us the amount of contributions you remitted to the USAC during the nine months ended September 30, 2013. In addition, please provide us with a reconciliation of the accrued liability and related expense for each period presented.

28.   Disclose whether you believe there is a reasonable possibility that a loss will be incurred for the periods 2003 through 2007 and if so, how your disclosures comply with the requirements in ASC 450-20-50-4(b).

State and Local Taxes and Surcharges, page F-29

29.   Tell us why you believe classifying sales taxes as a general and administrative expense instead of as a cost of revenue is appropriate. We refer you to ASC 605-45-50-3 to 4.

Patent Infringement Lawsuit, page F-29

30.   Your disclosures indicate that you have not accrued a loss related to the patent infringement lawsuit because you do not believe that it is probable that a loss will be incurred. Please tell us whether you believe there is a reasonable possibility that a loss will be incurred and if so, how your disclosures comply with the requirements in ASC 450-20-50-4(b).

Note 13. Subsequent Events, page F-30

31.   We note that you acquired SoCoCare during October 2013 for total consideration of $13,300,000 consisting of $3,000,000 in cash, 6,200,000 shares of common stock and 87,000 options. Please tell us the fair values you assigned to the shares of common stock and options issued in connection with the SoCoCare acquisition. As part of your response, reconcile the fair values you assigned to the common stock and options with the fair values presented in your table on page 65. We also refer you to ASC 805-30-55-7. In addition, please tell us how you evaluated the significance of the acquisition in determining whether audited and pro forma financial information is required in the registration statement under Rule 3-05 and Article 11 of Regulation S-X. If the significance conditions exceed 50 percent, the financial statements of SoCoCare must be included in your next amendment. We refer you to Rule 3-05(b)(2)(iv) of Regulation S-X. We will defer our review if the required financial statements are not included in the next amendment.

Recent Sales of Unregistered Securities, page II-3

32.   Please revise to provide the facts relied upon to make the exemption available for your issuance of 4,478,013 shares of common stock in connection with the acquisition of SoCoCare as required by Item 701(d) of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, the undersigned at (202) 551-3735.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Tim Curry, Jones Day